

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 20, 2017

Via Email

John Rafferty
Morrison & Foerster
425 Market Street
San Francisco, CA

>   **Re: Pendrell Corp.**
>   **Schedule 14D-9 filed October 13, 2017**
>   **SEC File No. 5-81926**

Dear Mr. Rafferty:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

1. State the reason(s) for the Board's decision to take no position with respect to the offer. See Item 1012(b) of Regulation M-A.

2. Provide the disclosure required by Item 1012(c) and (d) of Regulation M-A with respect to affiliates of the Company.

Please amend the filing in response to the above comments. Please allow adequate time after the filing of the amendment for further staff review. Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require to make an informed decision whether to tender. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions about the comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions